BEHRINGER HARVARD REIT I, INC.

July 23, 2008

Via Edgar and Federal Express

Ms. Cicely LaMothe

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Behringer Harvard REIT I, Inc.
Form 10-K for the year ended 12/31/2007
Filed on 3/31/2008
File No. 000-51293

Dear Ms. LaMothe:

On behalf of Behringer Harvard REIT I, Inc. (the “Company”), I am writing in response to the comment of the Staff with respect to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2007, as set forth in the Commission’s letter dated July 17, 2008.  The headings and paragraph number below correspond to the headings and paragraph number of the Commission’s letter.  In addition, for your convenience we have reproduced your comment in this letter and included our response directly below the comment.

Financial Statements and Notes

Note 12 – Stockholders’ Equity

Capitalization, page F-19

1.             We have reviewed your response to comment 2 and note the board issued the convertible stock at an agreed upon nominal price.  However, it is not clear whether this agreed upon value represents fair value under generally accepted accounting principles.  Please advise us, and to the extent the difference between fair value and the nominal value assigned is not material disclose that fact.

RESPONSE:  At the date of issuance of the shares of convertible stock, management determined the fair value under generally accepted accounting principles was less than the nominal value paid for the shares; therefore, the difference is not material.  The Company will disclose that fact in its future filings.

Please contact me if you have any questions regarding the foregoing.

Very truly yours,

BEHRINGER HARVARD REIT I, INC.

/s/ Gary S. Bresky

Gary S. Bresky
Chief Financial Officer

cc:	Gerald J. Reihsen, III	15601 Dallas Parkway, Suite 600
	Telisa Webb Schelin	Addison, Texas 75001-6026
	Michael J. Choate	www.behringerharvard.com
		Main: Fax:	866.655.3600 (toll-free) 866.655.3610 (toll-free)